

December 13, 2023

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **Re: Corning Incorporated**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Period Ended September 30, 2023**
> **File No. 001-03247**

Dear Edward Schlesinger:

We have reviewed your December 1, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-Q for the Period Ended September 30, 2023

Goodwill, page 27

1. We note your response and your conclusion that at September 30, 2023, after evaluating expectations for the long-term growth of the business, forecasted future cash flows and those set forth in ASC 350-20-35-3C, as well as your actual results and outlook, that it was not more likely than not that the fair values of your goodwill were less than their respective carrying values and, therefore, you did not have any impairment. Given the deterioration in your operating results (i.e., decreases in net sales and net income) and cash flows from operations, please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:
    *   describe the potential events and/or changes in circumstances that could result in additional impairment charges; and
    *   disclose the percentage by which your estimated fair value exceeds your carrying

value as of the date of your most recent impairment test.

Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing